

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

<u>Via E-mail</u>
Mr. Yancey L. Spruill
Executive Vice President and Chief Financial Officer
Digitalglobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re: Digitalglobe, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed May 7, 2013**
> **Form 8-K/A dated January 31, 2013**
> **Filed April 16, 2013**
> **File No. 1-34299**

Dear Mr. Spruill:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director